UNITED STATES             OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)

                      Starrett Corporation
                         (Name of Issuer)

             Common Stock, par value $1.00 per share
                  (Title of Class of Securities)

                           855 677 100
                          (CUSIP Number)

                          Henry Benach
                      3110 Miro Drive North
                  Palm Beach Gardens, FL  33410
                          (561) 775 1855
 (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       December 10, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       SCHEDULE 13D


CUSIP No. 855 677 100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HENRY BENACH

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

               7    SOLE VOTING POWER

                    -0-

NUMBER OF      8    SHARED VOTING POWER
SHARES
OWNED BY            -0-
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    -0-

               10   SHARED DISPOSITIVE POWER

                    -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

14   TYPE OF REPORTING PERSON*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION
                        SCHEDULE 13D


CUSIP No. 855 677 100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BENHOME ASSOCIATES L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

               7    SOLE VOTING POWER

                    -0-

NUMBER OF      8    SHARED VOTING POWER
SHARES
OWNED BY            -0-
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    -0-

               10   SHARED DISPOSITIVE POWER

                    -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

14   TYPE OF REPORTING PERSON*

     PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
1-7(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION

     This Amendment to Schedule 13D is being filed on behalf of Henry Benach and Benhome Associates L.P., and amends the Schedule 13D dated April 9, 1985, as heretofore amended, relating to shares of Common Stock, $1.00 par value ("Common Stock") of Starrett Corporation (the "Company"), a New York corporation, One Park Avenue, New York, New York 10016, as set forth below.

     The purpose of this filing is to report a transaction by which the Company was acquired by Startt Acquisition, Inc., a New
York corporation ("Acquisition"). Acquisition is a wholly-owned subsidiary of Startt Acquisition, LLC, a Delaware limited liability company ("Parent").


Item 5.   Interest in Securities of the Issuer.

     (a)  As of the date of this Schedule 13D, neither Henry
Benach nor Benhome Associates L.P., beneficially owned any shares of Common Stock of the Company.

     (b)  Not applicable.

     (c) Effective as of December 10, 1997, each share of Common Stock beneficially owned by Henry Benach and Benhome Associates L.P. was exchanged for $11.4373 per share pursuant to the Agreement and Plan of Merger dated as of October 16, 1997, the Shareholders Agreement dated as of October 16, 1997, and an Amendment to Shareholders Agreement dated as of December 9, 1997.

     (d)  Not Applicable.

     (e)  On December 10, 1997, Henry Benach and Benhome
Associates L.P. ceased to be the beneficial owners of more than 5% of the Common Stock of the Company.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     On December 9, 1997, Paul Milstein, Henry Benach, Oded Aboodi and Irving Fischer, and persons and entities affiliated with them (collectively, the "Shareholders") entered into an Amendment to Shareholders Agreement with Acquisition and Parent. Reference is hereby made to such Amendment to Shareholders Agreement, filed as Exhibit 1 hereto, which is hereby incorporated herein by reference in its entirety.

Item 7.   Material to be Filed as Exhibits.

     1.  Amendment to Shareholders Agreement dated as of December
9, 1997, among Parent, Acquisition and the Shareholders.

                            SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED:  December 16, 1997

                               /s/ HENRY BENACH
                              -------------------------------
                              HENRY BENACH


                              BENHOME ASSOCIATES L.P.

                              By:  Benhome G.P., Inc.

                                        /s/ HENRY BENACH
                                 By: ---------------------------
                                       Henry Benach
                                       President